Exhibit (h)(23)

MASTER MARGIN LOAN AGREEMENT

dated as of March 2, 2016

between

HIGHLAND ENERGY MLP FUND,

a series of Highland Funds II,

as Borrower

and

THE BANK OF NEW YORK MELLON

as Bank

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TABLE OF CONTENTS

(Continued)

		Page

SECTION 8.03.	Netting Contract.	21

SECTION 8.04.	Notices.	21

SECTION 8.05.	Governing Law.	21

SECTION 8.06.	Binding Effect; Assignment.	21

SECTION 8.07.	Integration of Terms.	23

SECTION 8.08.	No Oral Amendment.	23

SECTION 8.09.	Counterparts.	23

SECTION 8.10.	Patriot Act.	23

SECTION 8.11.	Cost and Expenses; Indemnification.	23

SECTION 8.12.	Headings.	24

SECTION 8.13.	Severability of Provisions.	24

SECTION 8.14.	No Waiver; Remedies Cumulative.	24

Annex A	Certain Definitions
Annex B	Notice and Account Details
Schedule 1	Eligible Collateral and Margin
Exhibit A	Form of Extension Amendment
Exhibit B	Form of Borrowing Notice
Exhibit C	Form of Account Control Agreement

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This MASTER MARGIN LOAN AGREEMENT (this “Agreement”), is entered into and dated as of March 2, 2016 (the “Effective Date”), between HIGHLAND FUNDS II, a Massachusetts business trust (the “Fund”), on behalf of its series HIGHLAND ENERGY MLP FUND (the “Borrower”), and THE BANK OF NEW YORK MELLON, a New York State chartered bank, as lender (together with its successors and permitted assigns, the “Bank”).

Certain capitalized terms used in this Agreement are defined in Annex A hereto or are otherwise defined in an Extension Amendment or the Account Control Agreement. Any reference to any document or agreement in this Agreement shall include such document or agreement as amended, modified or supplemented from time to time in accordance with its terms or the terms of this Agreement.

ARTICLE I

MARGIN LOANS

SECTION 1.01. Margin Loan Commitment. (a) Subject to the terms and conditions of this Agreement, during the period from and including the Effective Date and ending on and excluding the Maturity Date (unless terminated earlier), the Bank agrees to make from time to time margin loans (each a “Margin Loan” and, together, the “Margin Loans”) to the Borrower in U.S. Dollars in the amounts specified by the Borrower in the applicable Borrowing Notice; provided that after giving effect to the making of any Margin Loan the Aggregate Outstanding Amount does not exceed the lesser of the Margin Loan Commitment Amount in effect at such time and the Aggregate Collateral Value. (b) The Borrower may, on any Business Day, no more than sixty (60) days but no less than thirty (30) days prior to the Maturity Date, execute and deliver to the Bank a proposed Extension Amendment substantially in the form attached hereto as Exhibit A with a New Maturity Date (as defined in the Extension Amendment) not later than 364 days from the date of execution by the Bank of the Extension Amendment. If the Bank in its sole discretion accepts any proposed Extension Amendment, the Bank shall promptly execute such proposed Extension Amendment and deliver a copy of such executed Extension Amendment to the Borrower. If the Bank does not accept any proposed Extension Amendment, the Bank shall promptly notify the Borrower. Any Extension Amendment executed by the Borrower and the Bank shall have the effect set forth therein and in this Agreement.

SECTION 1.02. Minimum Borrowing Amounts; Borrowing Mechanics.

(a) Whenever the Borrower desires the Bank to make a Margin Loan, the Borrower shall deliver to the Bank an irrevocable written notice substantially in the form of Exhibit B (a “Borrowing Notice”). Unless otherwise agreed by the parties, each Borrowing Notice must be received by the Bank not later than 12:00 noon (New York City time) three (3) Business Days prior to the Borrowing Date specified in the Borrowing Notice (such date, or if such date is not a Business Day, the next following Business Day, the “Borrowing Date”). Upon receipt by the Bank of a Borrowing Notice not later than three (3) Business Days prior to the Borrowing Date and satisfaction of the conditions set forth in Sections 1.03 and 1.04 below, the Bank shall transfer the principal amount of the applicable Margin Loan to the Borrower on the Borrowing Date.

(b) Each Margin Loan hereunder shall be in an amount of not less than U.S. $1,000,000, or any greater amount that is a whole multiple of U.S. $100,000.

SECTION 1.03. Conditions to Effectiveness. The Bank’s commitment in Section 1.01 and obligation to make Margin Loans in accordance with Section 1.02 of this Agreement shall not become effective until the Bank shall have received (a) originals or electronic versions (followed by originals) of this Agreement and the Account Control Agreement, each duly and properly executed and delivered by an authorized signatory of the Borrower and/or Custodian, as applicable, (b) duly completed originals or electronic versions (followed by originals) of a Form U-1 Purpose Statement published by the Board of Governors of the Federal Reserve System (the “Federal Reserve”) with respect to Margin Loans signed by a Responsible Officer of the Borrower and satisfactory to the Bank, (c) the favorable legal opinion of outside counsel to the Borrower, in form and substance reasonably satisfactory to the Bank; and (d) a certificate of the Secretary of the Borrower, in form and substance satisfactory to the Bank, (i) certifying the names and true signatures of the officers of the Borrower authorized to execute, deliver and perform, as applicable, this Agreement and all other Margin Loan Documents to be delivered by it hereunder and (ii) attaching copies of all documents evidencing all necessary corporate action and governmental approvals, if any, with respect to the authorization for the execution, delivery and performance of each such Margin Loan Document and the transactions contemplated hereby and thereby.

SECTION 1.04. Conditions of Each Margin Loan. Any request by the Borrower for a Margin Loan hereunder or the execution by the Borrower of a Borrowing Notice for such Margin Loan, shall be deemed to be a representation and warranty by the Borrower that each of the following is and shall be true and correct as of the applicable Borrowing Date after giving effect to the making of the requested Margin Loan: (a) no Default or Event of Default shall have occurred and be continuing; (b) all representations and warranties made by the Borrower herein shall be true and correct on and as of such date with the same force and effect as if made on and as of such date (or, if any such representation or warranty is expressly stated to have been made as of a specific date, as of such specific date); (c) the Borrower shall have complied with all covenants and conditions precedent contained herein; and (d) the Aggregate Collateral Value shall equal or exceed the Aggregate Outstanding Amount. Each Extension Amendment delivered by the Borrower shall be deemed to be a representation and warranty by the Borrower that the foregoing conditions (a), (b), (c) and (d) are each satisfied as of the date such Extension Amendment is delivered.

SECTION 1.05. Promise to Pay. The Borrower hereby unconditionally promises and agrees to pay to the Bank the aggregate outstanding principal amount of each Margin Loan on the Maturity Date and further agrees to pay all unpaid interest accrued thereon and other amounts due and payable hereunder, in accordance with this Agreement.

SECTION 1.06. Evidence of Debt. The Bank shall maintain, in accordance with its customary and usual practice, an account evidencing the indebtedness of the Borrower to the Bank resulting from each Margin Loan, including the amounts of principal and interest payable and paid to the Bank in respect of each Margin Loan. The entries made in the account shall be conclusive absent manifest error; provided that any error therein shall not in any manner affect the validity or enforceability of any obligation of the Borrower to repay any Margin Loan actually made by the Bank and interest thereon.

ARTICLE II

PAYMENTS

SECTION 2.01. Applicable Interest Rates. Unless otherwise agreed to by the Bank and the Borrower, each Margin Loan made or maintained by the Bank shall bear interest (computed on the basis of a year of 360 days and the actual days elapsed) on the unpaid principal amount from the Borrowing Date until maturity (whether by acceleration or otherwise) at a rate per annum on each day during each Interest Period equal to the sum of (a) LIBOR for such Interest Period and (b) the Spread applicable for such day.

SECTION 2.02. Interest Payments. Unless otherwise agreed to by the Bank and the Borrower, interest on each of the Margin Loans shall be payable (i) on each Interest Payment Date; (ii) on the Maturity Date; and (iii) on any date of prepayment on a day other than the last day of an Interest Period, on the principal amount so prepaid. For the avoidance of doubt, the last day of an Interest Period is the Interest Payment Date on which such Interest Period ends, which is not included in such Interest Period.

SECTION 2.03. Fees on Unused Commitment. A commitment fee (a “Commitment Fee”) shall accrue on each day from and including the Effective Date to but excluding the earlier of the Maturity Date or the termination date of this Agreement in an amount equal to (i) the excess (if any) of the Margin Loan Commitment Amount for such day over the Aggregate Outstanding Amount on such day, multiplied by (ii) the applicable Commitment Fee Rate divided by 360. All accrued and unpaid Commitment Fees shall be payable on each Commitment Fee Payment Date and the earlier of the Maturity Date or the termination date of this Agreement.

SECTION 2.04. Default Interest. Notwithstanding Section 2.01, upon notice from the Bank to the Borrower that an Event of Default exists or upon Acceleration, to (but excluding) the first date, if any, on which there are no unremedied Events of Default, interest shall accrue for each day in such period on all amounts outstanding under this Agreement on such day at a rate per annum equal to the Default Rate to the fullest extent permitted by applicable Law. Such default interest shall be payable on demand. At any time when all Events of Default shall have been remedied, the interest rate shall be the otherwise applicable interest rate as determined pursuant to this Agreement.

SECTION 2.05. Prepayments.

(a) Optional Prepayments. The Borrower shall have the right, at any time and from time to time, to prepay, in whole or in part, any Margin Loan at any time upon delivery of a Prepayment Notice three (3) Business Days prior to the Prepayment Date (such prepayment, an “Optional Prepayment”). Any Prepayment Notice delivered to the Bank after 2:00 p.m. New York City time shall be deemed to have been delivered on the next succeeding Business Day. Upon delivery of the Prepayment Notice by the Borrower to the Bank, the Prepayment Amount specified in such notice shall be due and payable no later than 2:00 p.m. New York City time on the Prepayment Date. Any partial prepayment shall be in an amount of not less than U.S. $1,000,000 or any greater amount that is a whole multiple of U.S. $1,000,000.

(b) Mandatory Prepayments. If for any reason at any time the Aggregate Outstanding Amount exceeds the Margin Loan Commitment Amount then in effect, the Borrower shall immediately prepay Margin Loans in an aggregate amount equal to such excess (such prepayment, a “Mandatory Prepayment”).

SECTION 2.06. Method of Payment to the Bank. All payments due to the Bank under this Agreement shall be made by transferring immediately available funds in U.S. Dollars to the Bank’s account (as specified in Annex B) on the date any such payment is due and payable pursuant to this Agreement.

SECTION 2.07. Application of Payments. Except as otherwise provided in Section 2.05, all payments received by the Bank hereunder shall be applied first to any accrued and unpaid interest on the applicable Margin Loans and then to the outstanding principal amount of the applicable Margin Loans.

SECTION 2.08. Funding Indemnity. If the Bank shall incur any loss, cost or expense as a result of:

(a) any prepayment of a Margin Loan by the Borrower (other than a prepayment of a Margin Loan by the Borrower pursuant to Section 3.04 hereof) on a date other than an Interest Payment Date;

(b) any failure (because of a failure to meet the conditions of Section 1.04 or otherwise) by the Borrower to borrow a Margin Loan on the Borrowing Date specified in the Borrowing Notice for such Margin Loan; or

(c) acceleration of the maturity of a Margin Loan owed by the Borrower as a result of the occurrence of any Event of Default,

then, upon the demand of the Bank, the Borrower shall pay to the Bank any Prepayment Breakage Amount resulting therefrom within fifteen (15) days after receipt of such demand. For the avoidance of doubt, any amount payable pursuant to this Section 2.08 as a result of the Optional Prepayment of a Margin Loan shall be due and payable on the Prepayment Date.

SECTION 2.09. Taxes.

(a) The Borrower shall make all payments required to be made by it under this Agreement without any Tax Deduction, unless a Tax Deduction is required by law (each such payment, a “Tax Payment”). If a Tax Deduction is required to be made by law by the Borrower, the amount of the payment due from the Borrower shall be increased by such additional amounts as may be necessary so that after all Tax Deductions (including Tax Deductions applicable to such additional amounts), the Bank shall receive an amount equal to the payment that would have been due if no Tax Deduction had been required. If the Borrower is required to make a Tax Deduction, the Borrower shall make that Tax Deduction and any associated Tax Payment in accordance with applicable law. Within thirty (30) days of making a

Tax Deduction, the Borrower must deliver to the Bank evidence satisfactory to the Bank (acting reasonably) that an amount equal to the Tax Payment has been paid to the relevant taxing authority.

(b) The Borrower is not required to make a payment of additional amounts to the Bank (as described in Section 2.09(a)) in respect of a Tax Deduction in respect of Tax imposed by the jurisdiction from which the Borrower makes the payment if the Borrower is able to demonstrate that the Tax Deduction would not have been required if the Bank had used its reasonable endeavors to complete any procedural formalities (including, for avoidance of doubt, providing Borrower with an IRS Form W-9 or any successor form certifying that the Bank is exempt from U.S. backup withholding tax) necessary for the Borrower to obtain authorization to make any payment to be made by it without a Tax Deduction in a timely manner; provided, however, that nothing in the foregoing will require the Bank to take any action (i) that is not permitted by law; (ii) that involves material costs to the Bank; or (iii) if the Bank is not notified by the Borrower of such procedural formalities in a timely manner.

(c) The Borrower agrees to pay any present or future stamp, value added or documentary Taxes or any other excise or property Taxes, charges, or similar levies that arise from any payment made hereunder or from the execution, delivery, performance, recordation, or filing of, or otherwise with respect to this Agreement or any other Margin Loan Document, except such Taxes imposed with respect to an assignment, grant of a participation, designation of a new office for receiving payments by or on account of the Borrower, provided that no Event of Default with respect to the Borrower shall have occurred and be continuing.

ARTICLE III

CHANGE IN CIRCUMSTANCES

SECTION 3.01. Increased Costs; Reserves. If any Change in Law shall:

(a) impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended by, the Bank;

(b) subject the Bank to any Tax of any kind whatsoever with respect to this Agreement or any Margin Loan made by it, or change the basis of taxation of payments to the Bank in respect thereof (except for Taxes covered by Section 2.09 and the imposition of, or any change in the rate of, any Tax on the net income of the Bank in the jurisdiction in which the Bank is organized or resident for Tax purposes); or

(c) impose on the Bank or the London interbank market any other condition, cost or expense affecting this Agreement or Margin Loans made by the Bank,

and the result of any of the foregoing is to increase the cost to the Bank of making or maintaining any Margin Loan (or of maintaining its obligation to make any Margin Loan) or to reduce the amount of any sum received or receivable by the Bank hereunder (whether of principal, interest or any other amount) then, upon demand of the Bank, the Borrower shall pay to the Bank such additional amount or amounts as will compensate the Bank for such additional costs incurred or reductions suffered within fifteen (15) days after receipt of such demand.

SECTION 3.02. Capital Requirements. If the Bank shall determine that, on or after the date hereof, any Change in Law regarding capital adequacy or any request or directive regarding capital adequacy shall occur and has the effect of reducing the rate of return on capital of the Bank (or its parent) as a consequence of its obligations under this Agreement or the Margin Loans made by the Bank hereunder to a level below that which the Bank (or its parent) could have achieved but for such Change in Law by an amount determined by the Bank to be material, then, upon demand of the Bank, the Borrower shall pay to the Bank such additional amounts as will compensate the Bank (or its parent) for the portion of any such reduction that is reasonably allocable to this Agreement within fifteen (15) days after receipt of such demand.

SECTION 3.03. Certificate for Reimbursement. A certificate of the Bank claiming compensation under Sections 2.08, 3.01 or 3.02 and setting forth the additional amount or amounts to be paid to it thereunder shall be conclusive if reasonably determined. In determining such amount, the Bank may use any reasonable averaging and attribution methods.

SECTION 3.04. Illegality; Change in Insolvency Law. If (a) the Bank determines that any Law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for the Bank to make, maintain or fund Margin Loans, or to determine or charge interest rates based upon LIBOR, or any Governmental Authority has imposed material restrictions on the authority of the Bank to purchase or sell, or take deposits of, U.S. Dollars or (b) there is any change in (or in the interpretation, administration or application of) any Law that changes the definition of “securities contract” under the Bankruptcy Code or affects the treatment of any Margin Loan as such thereunder, and such change is reasonably likely to have a Material Adverse Effect on the rights and remedies of the Bank as a secured creditor of the Borrower, then, on notice thereof by the Bank to the Borrower, any obligations of the Bank to make or continue Margin Loans shall be suspended until the Bank notifies the Borrower that the circumstances giving rise to such determination no longer exist. Upon receipt of such notice, the Borrower shall, upon demand of the Bank, prepay such Margin Loans, either on the last day of the Interest Period thereof, if the Bank may lawfully continue to maintain such Margin Loans to such day, or immediately, if the Bank may not lawfully continue to maintain such Margin Loans. Upon any such prepayment, the Borrower shall also pay accrued and unpaid interest on the amount so prepaid and all other amounts due and payable to the Bank under this Agreement.

ARTICLE IV

COLLATERAL

SECTION 4.01. Security for the Secured Obligations. The Borrower hereby grants to the Bank a first priority Lien and security interest in the Collateral as security for the obligations of the Borrower hereunder and under each other Margin Loan Document (the “Secured Obligations”) except to the extent provided for in the Account Control Agreement.

SECTION 4.02. Collateral Maintenance.

(a) The Borrower shall maintain at all times an Aggregate Collateral Value not less than the Aggregate Outstanding Amount as of such time.

(b) If at the close of any Business Day of the Borrower the Aggregate Collateral Value is less than the Aggregate Outstanding Amount as of such time the Bank shall notify the Borrower of such deficit, and the Borrower shall deliver additional Eligible Collateral to the Collateral Account such that, after giving effect to such delivery to the Collateral Account, the Aggregate Collateral Value is greater than or equal to the Aggregate Outstanding Amount. The Borrower shall deliver such additional Eligible Collateral (i) if such notice is delivered at or before 11:00 a.m., New York City time, by the close of business on the date of such notice; and (ii) if such notice is delivered after 11:00 a.m., New York City time, by the close of business on the next Business Day following such notice. The Collateral Value shall be determined by the Bank on each Business Day during the term of this Agreement. The Bank’s determination of the Collateral Value shall be conclusive and binding, absent manifest error. Notwithstanding the foregoing, if the Borrower fails to satisfy this Section 4.02(b) solely as a result of the failure by the Custodian to execute instructions delivered to it by the Borrower or solely as a result of an operational error by the Custodian or the Borrower, then such failure shall not constitute a breach hereunder if the Borrower cures such failure within one (1) Business Day of the earlier of (i) the Bank providing notice to the Borrower of such failure and (ii) the Borrower becoming aware of such failure.

(c) If at the close of business on any Business Day, there is Excess Collateral Value, the Borrower may request in writing a release of Eligible Collateral with an aggregate Collateral Value of not less than $50,000 and not more than such Excess Collateral Value. The Bank shall, within two (2) Business Days’ of such request, instruct the Custodian in accordance with the Account Control Agreement to return to the Borrower and release from the Lien of this Agreement such Eligible Collateral; provided that (a) no Event of Default with respect to the Borrower shall have occurred and be continuing and (b) such return and release does not or would not cause an Event of Default or result in the Aggregate Collateral Value being less than the Aggregate Outstanding Amount. Any such request received by the Bank after 2:00 p.m. New York City time shall be deemed to have been delivered on the next succeeding Business Day.

(d) At any time and from time to time, the Bank shall, upon two (2) Business Days’ notice from the Borrower, instruct the Custodian in accordance with the Account Control Agreement to return any item(s) of Collateral to the Borrower indicated by the Borrower, provided that the Borrower shall have previously or simultaneously therewith provided substitute item(s) of Eligible Collateral and that after giving effect to any such substitution, the Aggregate Collateral Value shall not be less than the Aggregate Outstanding Amount.

(e) At all times prior to the disposition of Collateral by the Bank pursuant to Section 7.02, the Borrower may, in its sole discretion, exercise, or refrain from exercising, any and all rights, including any voting and consent rights, or to take or refrain from taking any and all actions, which the Borrower may be entitled to take or assert in connection with any securities pledged as Collateral. The Bank agrees that the Borrower shall have the right to receive, retain and use freely all dividends and interest distributed in respect of the Collateral until such time as the Bank shall have rights to exercise remedies under Section 7.02. For the avoidance of doubt, the Bank shall have no voting rights with respect to any securities pledged as Collateral, except to the extent that the Bank buys any such securities in a sale or other disposition made pursuant to Section 7.02.

SECTION 4.03. Representations and Covenants – Collateral. The Borrower represents, warrants and covenants to the Bank that, as of the date hereof and until payment and performance in full of all Secured Obligations:

(a) the Borrower owns, and will at all times continue to own, the Collateral free and clear of any Lien other than in favor of the Bank, except as otherwise permitted pursuant to or contemplated by the Account Control Agreement;

(b) this Agreement creates in favor of the Bank a valid security interest in the Collateral and the Account Control Agreement is effective to perfect a security interest in the Collateral Account and all Property (including cash) from time to time credited thereto;

(c) the Borrower will defend the Collateral against all claims or demands of all Persons (other than the Bank or, to the extent permitted or contemplated by the Account Control Agreement, the Custodian) claiming the Collateral or any interest therein; and

(d) immediately upon the transfer of any Collateral to the Collateral Account, the Bank will have a first priority security interest in the Collateral Account and any Property including cash credited thereto, free and clear of any Lien, except as otherwise permitted pursuant to or contemplated by the Account Control Agreement.

SECTION 4.04. Termination of Security Interest. The Bank’s security interest in the Collateral will terminate automatically upon the later of (a) repayment in full by the Borrower of the Secured Obligations and (b) the occurrence of the Maturity Date or the termination of this Agreement.

SECTION 4.05. Right of Rehypothecation. The Bank shall not have the right to create a security interest in, or otherwise encumber all or any part of the Collateral except in connection with the exercise of its rights and remedies pursuant to Section 7.02.

SECTION 4.06. Taxes.

(a) The Borrower shall be responsible for all Taxes with respect to any Collateral or any transaction related thereto (except for those Taxes that result from the exercise of the Bank’s rights under Section 4.05).

(b) If the Bank is required to withhold any amount for Taxes under applicable law, the Bank is authorized to withhold and pay such amount from the account to which the Tax obligation relates to the relevant taxing authority.

(c) If the Borrower reasonably believes the Borrower is eligible, pursuant to applicable Law or to the provisions of any tax treaty, for a reduced rate of, or exemption from, any Tax which is otherwise required to be withheld or paid on behalf of the Borrower under any applicable Law, the Bank shall withhold and pay such Tax at such reduced rate or refrain from withholding or paying such Tax, as appropriate; provided that the Bank shall have received from the Borrower all documentary evidence of residence or other qualification for such reduced rate or exemption required to be received under such applicable Law or treaty.

(d) In the event that the Borrower reasonably believes that a reduced rate of, or exemption from, any Tax is obtainable only by means of an application for refund, the Bank shall have no responsibility for the accuracy or validity of any forms or documentation provided by the Borrower.

(e) The Borrower hereby agrees to indemnify and hold harmless the Bank and any other withholding agent in respect of any liability arising from any underwithholding or underpayment of any Tax which results from the inaccuracy or invalidity of any such forms or other documentation, and such obligation to indemnify shall be a continuing obligation of the Borrower, its successors and assigns, notwithstanding the termination of this Agreement.

ARTICLE V GENERAL REPRESENTATIONS AND WARRANTIES

SECTION 5.01. Representations and Warranties of the Borrower. The Borrower represents and warrants to the Bank that:

(a) (i) the Fund is duly organized, validly existing and in good standing under the laws of Massachusetts; (ii) the Borrower has all requisite power and authority under such law to own its Property and to carry on its business as now being conducted; and (iii) the Borrower is duly licensed or qualified and in good standing in each jurisdiction in which the nature of the business conducted by it or the nature of the Property owned or leased by it requires such licensing or qualifying, except where the failure to do so could not reasonably be expected to have a Material Adverse Effect;

(b) the Borrower has all requisite power and authority to enter into this Agreement and the other Margin Loan Documents executed by it, to make any borrowings herein, to grant to the Bank the Liens described herein, and to perform all of its obligations hereunder and under the other Margin Loan Documents executed by it;

(c) no consent, approval, order, license or exemption from or filing with or registration with any Governmental Authority nor any approval of any other Person, is or will be required as a condition to (i) the entry into, valid execution and delivery of, or performance by the Borrower under, this Agreement or any other Margin Loan Document; (ii) the borrowing of the Margin Loans; (iii) the granting of the first priority Lien and security interest in the Collateral pursuant to this Agreement; or (iv) the validity or enforceability of this Agreement or any other Margin Loan Document;

(d) each of the Margin Loan Documents has been duly authorized, executed and delivered by the Borrower and constitutes, and the Margin Loan Documents will evidence, the valid and legally binding obligations of the Borrower enforceable in accordance with their terms, subject to bankruptcy, insolvency or other laws affecting the enforcement of creditors’ rights generally and general principles of equity;

(e) the entry into, execution and delivery of, and performance by the Borrower under, each of the Margin Loan Documents and the borrowing of the Margin Loans do not (i) violate, contravene or conflict with any provision of any organizational, constitutive, operative, or governing document of the Borrower; (ii) violate, contravene or constitute a default under any order, decree or judgment, or any Law; (iii) violate, contravene or conflict with, result in a breach of or constitute (with notice or lapse of time or both) a default under, any agreement, mortgage, indenture or contract to which the Borrower is a party or by which the Borrower or any of its Property is bound, which defaults, conflicts, or breaches could reasonably be expected to have a Material Adverse Effect; (iv) result in the creation or imposition of any Lien upon any Property of the Borrower other than the security interest and Lien granted to the Bank under the Margin Loan Documents and the security interest and Lien granted to the Custodian under the Custodian Agreement; or (v) contravene or constitute a default under any provision of Law or any judgment, injunction, order or decree binding upon the Borrower;

(f) neither the making of any Margin Loan hereunder, nor the use of the proceeds thereof, violates or will violate any law, including, Regulations U and X of the Federal Reserve;

(g) all returns and reports regarding Taxes of the Borrower required to be filed have been timely filed, and all Taxes shown on such returns or reports to be due and payable and all assessments, fees and other governmental charges upon the Borrower and upon its assets, income, businesses and franchises that are due and payable have been paid when due and payable, except where any failure to so file or pay would not reasonably be expected to have a Material Adverse Effect;

(h) the Borrower is in compliance with the requirements of all Laws applicable to or pertaining to it or its Property, except where any such non-compliance, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect;

(i) the operations of the Borrower and its Affiliates are and have been conducted at all times in compliance in all material respects with the applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970 and the applicable money laundering statutes of other jurisdictions in which the Borrower and its Affiliates conducts business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any applicable Governmental Agency (collectively, the “Anti-Money Laundering Laws”), and no action, suit or proceeding by or before any court or Governmental Agency, authority or body or any arbitrator involving the Borrower with respect to the Anti-Money Laundering Laws is pending;

(j) (i) neither the Borrower nor any of its directors, officers, employees, agents, affiliates or representatives is an individual or entity (“Entity”) that is, or is owned or controlled by Entities that are: (A) the subject of any U.S. economic sanctions (including those administered or enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control, the U.S. Department of State or the U.S. Department of Commerce, or similar sanctions imposed by the United Nations Security Council, the European Union or Her Majesty’s Treasury of the United Kingdom (collectively, “Sanctions”, and such Entities, “Sanctioned Entities”), nor (B) located, organized or resident in a country or territory that is the subject of Sanctions that broadly prohibit dealings with that country or territory (as of the Effective Date, Crimea, Cuba, Iran, North Korea, Sudan and Syria) (collectively, “Sanctioned Countries” and each, a “Sanctioned Country”) so as to result in a violation of Sanctions;

(ii) the Borrower will not, directly or indirectly, use the proceeds of any Margin Loan, or lend, contribute or otherwise make available such proceeds to any joint venture partner or other Entity: (A) to fund or facilitate any activities or business of or with a Sanctioned Entity or in any country or territory that, at the time of such funding or facilitation, is a Sanctioned Country, so as to result in a violation of Sanctions; or (B) in any other manner, in each case that would result in a violation of, or constitute sanctionable conduct under, Sanctions by any Entity (including any Entity participating in the transaction, whether as lender, advisor or otherwise);

(iii) except as disclosed to the Bank, for the past five (5) years the Borrower has not knowingly engaged in, is not now knowingly engaged in, and will not engage in, any dealings or transactions with a Sanctioned Entity, or with or in a Sanctioned Country, so as to result in a violation of Sanctions;

(k) each Margin Loan will be a “securities contract” as such term is defined in the Bankruptcy Code, and a “margin loan” for purposes of such definition;

(l) the proceeds of each advance will be used solely to finance the purchase, sale, carrying and/or trading of debt or equity securities for the account of the Borrower;

(m) the Borrower will not use the proceeds of any Margin Loan (i) to purchase securities from any Affiliate of the Bank, unless the Affiliate is acting as an agent or riskless principal and the security is not issued, underwritten or sold as principal by any Affiliate of the Bank; (ii) to repay debt to any Affiliate of the Bank; or (iii) to engage in any other transaction in which the proceeds are transferred to or for the benefit of an Affiliate of the Bank, in each case unless the Bank otherwise agrees in writing;

(n) the assets that are used in connection with the execution, delivery and performance of this Agreement or the other Margin Loan Documents, any agreement or instrument contemplated hereby or thereby, or the transactions contemplated hereby or thereby are not (i) the assets of an “employee benefit plan” (within the meaning of Section 3(3) of ERISA) or other plan subject to Title I of ERISA; (ii) a plan described in Section 4975 of the Code to which Section 4975 of the Code applies; (iii) an entity whose underlying assets include “plan assets” by reason of U.S. Department of Labor regulation Section 2510.3-101 (as modified by Section 3(42) of ERISA) or otherwise; or (iv) a governmental plan that is subject to any federal, state, or local law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code or an entity the underlying assets of which are deemed to be the assets of such a governmental plan under applicable Law;

(o) the execution, delivery and performance of this Agreement and the other Margin Loan Documents, any agreement or instrument contemplated hereby or thereby, and the transactions contemplated hereby or thereby do not and will not constitute a non-exempt prohibited transaction under Section 406 of ERISA and Section 4975 of the Code;

(p) neither the Borrower nor any ERISA Affiliate thereof maintains, contributes to or has or could reasonably be expected to have any material liability or obligation with respect to any employee benefit plan that is (i) a “multiemployer plan” (within the meaning of Section 3(37) of ERISA); (ii) a “multiple employer plan” (within the meaning of Section 413(c) of the Code); or (iii) any single employer plan or other pension plan subject to Title IV or Section 302 of ERISA or Section 412 of the Code;

(q) the Borrower is a registered “investment company” within the meaning of the Investment Company Act and is authorized to conduct business as an investment company;

(r) the Borrower is in compliance in all material respects with the Fundamental Policies;

(s) there is no threatened or pending litigation or governmental or arbitration proceeding against the Borrower or any of its Property, in each case, which could reasonably be expected to have a Material Adverse Effect;

(t) the Borrower has an asset coverage that complies with Section 18 of the Investment Company Act and is in compliance in all material respects with all other requirements of the Investment Company Act; and

(u) the Borrower has no Subsidiaries.

ARTICLE VI COVENANTS

The Borrower hereby covenants and agrees that, until payment in full of all Margin Loans made hereunder, the performance of all other obligations of the Borrower hereunder and the termination of this Agreement (except to the extent compliance is waived in writing):

SECTION 6.01. Preservation of Legal Existence; Maintenance of Business. The Borrower will do, or cause to be done, all things necessary to preserve and keep in full force and effect its legal existence. The Borrower shall preserve and keep in full force and effect all licenses, permits, franchises, approvals, patents, trademarks, trade names, trade styles, copyrights, and other proprietary rights necessary to the proper conduct of its business where the failure to do so would reasonably be expected to have a Material Adverse Effect.

SECTION 6.02. Compliance with Laws. The Borrower shall comply in all respects with the requirements of all Laws applicable to it or its Property and operations, where the noncompliance, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

SECTION 6.03. Borrower Financial Information. The Borrower shall deliver to the Bank:

(a) as soon as available, but in any event within sixty (60) days after the end of each fiscal year of the Borrower, a statement of financial condition of the Borrower, as at the end of such fiscal year, and the related consolidated statements of income, cash flows, changes in shareholders’ equity and changes in liabilities subordinated to claims of general creditors for such fiscal year, setting forth in each case in comparative form the figures for the previous fiscal year, all in reasonable detail and prepared in accordance with GAAP and the rules and regulations of the SEC (each such set of financial statements, “Annual Financial Statements”), audited and accompanied by a report and opinion of an independent certified public accountant of nationally recognized standing reasonably acceptable to the Bank, which report and opinion shall be prepared in accordance with generally accepted auditing standards and shall not be subject to any “going concern” or like qualification or exception or any qualification or exception as to the scope of audit not reasonably acceptable to the Bank;

(b) promptly after the sending or filing thereof, copies of any other reports made on Form N-CSR or Form N-Q, schedules, supplements, material financial statements, material reports, material notices or material proxy statements filed by or on behalf of the Borrower with any securities exchange, the SEC or other regulatory authority or sent by the Borrower to its stockholders or other equity holders;

(c) within five (5) Business Days of the end of each calendar month, a copy of its unaudited financial statement for such month (including at a minimum its closing Net Asset Value);

(d) within five (5) Business Days of the Bank’s request, an estimate of the Borrower’s Net Asset Value as of any day; and

(e) within five (5) Business Days of the Bank’s request, such other financial information as the Bank may reasonably request;

provided that information required to be delivered pursuant to this Section 6.03 shall be deemed to have been delivered on the date on which the Borrower provides notice to the Bank that such information has been posted on the Borrower’s website at highlandfunds.com, at http://www.sec.gov/edgar/searchedgar/companysearch.html or at another website identified in such notice and accessible by the Bank without charge.

SECTION 6.04. Taxes. The Borrower shall file all material Tax returns required to be filed in any jurisdiction, and shall cause all material Taxes imposed, levied, or assessed against the Borrower, or any of its assets, income, or franchises to be paid in full, before delinquency or before the expiration of any extension period, except to the extent that the validity of such Taxes is contested by the Borrower in good faith and the Borrower has established adequate reserves therefor in accordance with GAAP in its jurisdiction of organization.

SECTION 6.05. Notice of Certain Events. The Borrower shall deliver to the Bank, promptly after knowledge thereof shall have come to the attention of any Responsible Officer of the Borrower, written notice of any pending investigation or regulatory proceeding (other than routine periodic investigations or reviews) by any Governmental Authority concerning the business, practices or operations of the Borrower or pending litigation or governmental or arbitration proceeding against the Borrower or any of its Property, in each case, which would reasonably be expected to have a Material Adverse Effect.

SECTION 6.06. ERISA. The Borrower shall not permit the assets that are used in connection with the execution, delivery and performance of this Agreement or the other Margin Loan Documents, any agreement or instrument contemplated hereby or thereby, or the transactions contemplated hereby or thereby to become or be deemed (i) the assets of an “employee benefit plan” (within the meaning of Section 3(3) of ERISA) or other plans subject to Title I of ERISA; (ii) a plan described in Section 4975 of the Code to which Section 4975 of the Code applies; (iii) an entity whose underlying assets include “plan assets” by reason of U.S. Department of Labor regulation Section 2510.3-101 (as modified by Section 3(42) of ERISA) or otherwise; or (iv) a governmental plan that is subject to any federal, state, or local law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code or an entity the underlying assets of which are deemed to be the assets of such a governmental plan under applicable Law.

SECTION 6.07. Payment of Obligations. The Borrower will pay, at or before maturity, all of the Borrower’s material obligations, except where the same may be contested in good faith or for which non-payment would not be expected to have a Material Adverse Effect; provided that Tax liabilities shall be governed by Section 6.04.

SECTION 6.08. Books and Records. The Borrower shall keep proper books and records and accounts in which full, true and correct entries in conformity with GAAP, the rules and regulations under the Investment Company Act and all other requirements of Law shall be made of all dealings and transactions in relation to its business and activities.

SECTION 6.09. Compliance with Sanctions.

(a) The Borrower shall provide (following a request being made therefor) the Bank and the Bank’s Affiliates and Subsidiaries with any information regarding the Borrower and the Borrower’s Affiliates necessary for the Bank and the Bank’s Affiliates and Subsidiaries to comply with, or evaluate the Borrower’s compliance with all applicable Sanctions and Anti-Money Laundering Laws; subject, however, in the case of Affiliates, to the Borrower’s ability to provide information applicable to them.

(b) The Borrower will operate its business in a manner that is compliant with Sanctions from the perspective of the Borrower and all other relevant Persons (including the Bank). If (i) the Borrower obtains actual knowledge or receives any written notice that the Borrower or any of its Affiliates (A) is named a Sanctioned Entity, (B) has engaged in any transactions with Sanctioned Entities or Sanctioned Countries so as to result in a violation of Sanctions or (C) has sponsored, assisted or supported, any Sanctioned Entities or Sanctioned Countries so as to result in a violation of Sanctions or (ii) the proceeds of the Margin Loans are used in a way that could result in a violation of Sanctions by any person (including the Bank) (any such occurrence, an “OFAC Event”), the Borrower shall promptly give written notice to the Bank of such OFAC Event, and the Borrower hereby authorizes and consents to the Bank taking any and all steps the Bank deems necessary, in its sole discretion, to avoid a violation by the Bank of all applicable laws with respect to any such OFAC Event, including the requirements of

Sanctions (including, without limitation, the freezing and/or blocking of assets, reporting of the OFAC Event to OFAC and rejection of additional transactions or dealings, including additional Margin Loans).

SECTION 6.10. Benefit Plans. The Borrower shall not, and shall not permit any ERISA Affiliate to, maintain, contribute to or acquire any material liability or obligation with respect to any employee benefit plan that is (i) a “multiemployer plan” (within the meaning of Section 3(37) of ERISA); (ii) a “multiple employer plan” (within the meaning of Section 413(c) of the Code); or (iii) any single employer plan or other pension plan subject to Title IV or Section 302 of ERISA or Section 412 of the Code.

SECTION 6.11. Notices. The Borrower shall deliver to the Bank, promptly after knowledge thereof shall have come to the attention of any Responsible Officer, written notice of the occurrence of any Default or Event of Default hereunder.

SECTION 6.12. No Subsidiaries. The Borrower shall not form any Subsidiaries or conduct any business or hold any assets through any Subsidiary.

SECTION 6.13. Compliance with Investment Company Act and Fundamental Policies. The Borrower shall comply in all material respects with the requirements of the Investment Company Act and with the Fundamental Policies.

SECTION 6.14. Limitation on Further Indebtedness. Except for Permitted Indebtedness, the Borrower shall not (i) create, incur, assume, issue or guarantee any indebtedness or (ii) issue any “senior security” (as defined in the Investment Company Act).

SECTION 6.15. Notice of Termination of Custodian Agreement. The Borrower shall provide written notice to the Bank prior to terminating the Custodian Agreement at the earlier of (i) the time the Borrower provides notice thereof to the Custodian and (ii) thirty (30) days prior to terminating the Custodian Agreement.

SECTION 6.16. Further Assurances. From time to time, the Borrower shall, at the reasonable request of the Bank, execute and deliver, or cause to be executed and delivered, such additional documents, instruments or certificates, and shall take all action, for the purposes of implementing or effectuating the provisions of this Agreement or any other Margin Loan Document. Upon the exercise by the Bank of any power, right, privilege or remedy pursuant to the Margin Loan Documents which requires the consent, approval, recording, qualification or authorization of any Governmental Authority, the Borrower will execute and deliver, or cause to be executed and delivered, all applications, certifications, instruments and other documents and papers that the Bank may reasonably require to obtain such consent, approval, recording, qualification or authorization.

SECTION 6.17 Eligible Collateral Requirements. Borrower hereby represents and covenants to the Bank that any transaction pursuant to which any item of Eligible Collateral was acquired has fully settled and that each such item of Eligible Collateral has been fully paid for by Borrower.

ARTICLE VII

EVENTS OF DEFAULT; REMEDIES

SECTION 7.01. Events of Default. Each of the following events shall constitute an Event of Default (each, an “Event of Default”):

(a) default in the payment when due of any interest on any Margin Loan or other Secured Obligation (other than principal) under this Agreement or any other Margin Loan Document, and such default shall have continued for three (3) Business Days;

(b) default in the payment when due of any Commitment Fee, and such default shall have continued for three (3) Business Days;

(c) default in the payment when due of the principal amount of any Margin Loan, whether at the maturity thereof, by acceleration, as an Optional Prepayment, as a Mandatory Prepayment, or otherwise;

(d) any representation or warranty made by the Borrower herein or in any other Margin Loan Document or in any certificate, report, financial statement or other document furnished to the Bank pursuant hereto or thereto or in connection with any transaction contemplated hereby or thereby proves untrue or incorrect in any material respect as of the date of the issuance or making or deemed making thereof;

(e) any failure to deliver additional Eligible Collateral to the Collateral Account required by Section 4.02 that is not cured by 4:00 p.m. New York City time on the Business Day on which notice of such failure is given to Borrower (or, if such notice is not given before noon on a Business Day, such failure is not cured by 4:00 p.m. New York City time on the Business Day following the date on which such notice is given);

(f) the Borrower shall fail to deliver the information required by Section 6.03 and such failure shall have continued for three (3) Business Days;

(g) any default in the observance or performance of any covenant set forth in Section 4.03, 6.04, 6.08, 6.13, 6.14 or 6.15 of this Agreement or in any other provision of any Margin Loan Document dealing with the use, disposition or remittance of the proceeds of Collateral;

(h) default in the observance or performance of any other provision hereof or of any other Margin Loan Document which is not remedied within thirty (30) days after the occurrence thereof;

(i) the Borrower shall fail to make any payment when due (whether of principal or interest and regardless of amount) in respect of any indebtedness (including repurchase transactions or derivatives transactions) having an aggregate principal amount of more than $1,000,000, beyond the grace period, if any, provided for in the instrument or agreement under which such indebtedness was created;

(j) any event or condition occurs that results in any indebtedness (including repurchase transactions or derivatives transactions) having an aggregate principal amount of more than $1,000,000 becoming due prior to its scheduled maturity or that enables or permits (with or without the giving of notice, but without any further lapse of time) the holder or holders of any such indebtedness or any trustee or agent on its behalf to cause any such indebtedness to become due, or to require the prepayment, repurchase, redemption or defeasance thereof, prior to its scheduled maturity;

(k) any event occurs or condition exists (other than those described in this Section 7.01) which is specified as an event of default under any of the other Margin Loan Documents, or any of the Margin Loan Documents shall for any reason not be or shall cease to be in full force and effect or be declared to be null and void, or any of the Margin Loan Documents shall for any reason fail or cease to create a valid and perfected first priority Lien in favor of the Bank in any Collateral purported to be covered thereby except as expressly permitted by the terms thereof, or the Borrower takes any action for the purpose of terminating, repudiating or rescinding any Margin Loan Document executed by it or any of its obligations thereunder, in each case, without the consent of the Bank;

(l) the Borrower shall fail to make any payment when due (whether of principal or interest and regardless of amount) in respect of any indebtedness (including repurchase transactions or derivatives transactions) issued, assumed or guaranteed by the Borrower to the Bank or any of the Bank’s Affiliates under any indenture, agreement or other instrument under which the same may be issued, beyond the grace period, if any, provided for in the instrument or agreement under which such indebtedness was created;

(m) any judgment or judgments, writ or writs, warrant or warrants of attachment, or any similar process or processes, shall be entered or filed against the Borrower, or against any of its Property, in an aggregate amount in excess of U.S. $1,000,000, and which remains undischarged, unvacated, unbonded or unstayed for a period of sixty (60) days;

(n) the Custodian ceases to act at any time as the custodian for the Borrower (unless the Collateral Account has been established with a successor custodian acceptable to the Bank in its sole discretion);

(o) the Account Control Agreement or the Custodian Agreement ceases to be in full force and effect;

(p) an Act of Insolvency with respect to the Borrower occurs;

(q) the Investment Manager performs an act that, in any applicable jurisdiction, constitutes fraud or criminal activity in the performance of its obligations under this Agreement or the Margin Loan Documents, or the Investment Manager or any officer, member, partner or other principal of the Investment Manager primarily responsible for the management of the Collateral is indicted for a felony offense materially related to the Investment Manager’s activities in any securities, financial advisory or other management business; provided that any indictment arising from practices that have become the subject of contemporaneous actions against multiple investment advisers shall not constitute a Default for purposes of this clause 7.01(q), (i) unless such indictment otherwise meets the requirements of this clause 7.01(q) and (ii) until more than thirty (30) days have expired since the commencement of such indictment during which period the Investment Manager has failed to cure such indictment. For purposes of this clause (ii), an indictment against no more than two such officers or employees will be deemed to be cured if the Investment Manager removes responsibility for the management of the Collateral from such officers or employees of the Investment Manager that are the subject of the applicable indictment;

(r) any agreement between the Borrower and the Investment Manager (or its Affiliate) ceases to be in full force and effect, except to the extent that failure of any such agreement to be in full force and effect, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect;

(s) the Investment Manager is subject to a Change in Control;

(t) the Investment Manager (or its Affiliate) ceases to act at any time as the investment manager, or in a similar capacity, for the Borrower;

(u) the registration of the Borrower as an investment company with the SEC shall be suspended, revoked or terminated for any reason;

(v) the Borrower shall fail to comply with the provisions of Section 6.01 and such failure shall have continued for three (3) Business Days; provided that such three (3) Business Day cure period shall not apply if the lapse of time during such cure period would reasonably be expected to have a Material Adverse Effect; and

(w) the Borrower shall fail to comply with the provisions of Section 6.07 and such failure shall have continued for three (3) Business Days; provided that such three (3) Business Day cure period shall not apply to any payments of principal.

(x) Custodian fails to deliver to Bank by 4:00 p.m. New York City time the required daily data file pursuant to Section 4(d) of the Account Control Agreement; provided that such failure shall not give rise to an Event of Default hereunder if Borrower provides such data file (or a substantially similar file) (the “Collateral Report”) to Bank after being notified by Bank of such failure (i) at or before 6:00 p.m. New York City time, then Borrower shall provide such Collateral Report to Bank by 10:00 a.m. New York City time on the next following Business Day, or (ii) after 6:00 p.m. New York City time, then Borrower shall provide such Collateral Report to Bank by 4:00 p.m. New York City time on the next following Business Day; provided further that if Borrower is unable to provide such Collateral Report due to an operational problem that results in the unavailability of the relevant data in the Collateral Report on the Custodian’s “my State Street” system, then Borrower shall (a) promptly provide proof of such unavailability in a form reasonably satisfactory to Bank, and (b) provide such Collateral Report to Bank as soon as practicable after such relevant data becomes available on the Custodian’s “my State Street” system.

(y) the Borrower shall fail to comply with the provisions of Section 6.17.

If an Event of Default has occurred and is continuing, then the Bank may by written notice to the Borrower (except that no such notice shall be required in the case of an Act of Insolvency) declare the principal of, and the accrued interest on, all outstanding Margin Loans to be forthwith due and payable and thereupon all outstanding Margin Loans, including both principal and interest thereon, shall be and become immediately due and payable together with all accrued Commitment Fees and all other amounts payable under the Margin Loan Documents without further demand, presentment, protest or notice of any kind (an “Acceleration”).

SECTION 7.02. Sale of Collateral.

(a) If an Acceleration shall have occurred and be continuing:

(i) the Bank may exercise rights to instruct the Custodian to transfer Collateral to it under the Account Control Agreement, and exercise any rights and/or remedies available to the Bank thereunder; and

(ii) the Bank shall to the extent permitted by law have the right to sell and take other action as to any Collateral at a public or private sale, or in any other manner, at such prices and on such terms as the Bank in good faith considers commercially reasonable. Any notification of a sale or other disposition of such Collateral required to be given by the Bank to the Borrower pursuant to the UCC or under the laws of any other applicable jurisdiction shall be given personally or mailed (by certified mail) to the Borrower at the address set forth in Annex B prior to the date such sale or other disposition will be made.

(b) Any proceeds that the Bank receives from the sale or disposition of Collateral, after deducting the costs and expenses of disposition, shall be applied to the Secured Obligations, in such manner as the Bank shall determine. If a surplus of such proceeds remains after payment in full of the Secured Obligations, the Bank shall pay such surplus to the Borrower or the Borrower’s successors.

(c) The Borrower and the Bank agree that (i) the Bank shall not be entitled to exercise its remedies hereunder in a manner that would cause it to become at any one time the beneficial owner of more than 9.9% of any class of any equity security which is registered pursuant to Section 12 of the Exchange Act (“Section 12”); (ii) the Bank will not knowingly sell or otherwise dispose of any securities pledged as Collateral in a manner that would result in any Person becoming the beneficial owner of more than 9.9% of any class of any equity security which is registered pursuant to Section 12; and (iii) the Bank will not sell, in any single transaction, to one or more purchasers, more than 9.9% of any class of any equity security which is registered pursuant to Section 12. The Borrower hereby (x) acknowledges that selling or otherwise disposing of the Collateral in accordance with the restrictions set forth in this Section 7.02(c) may result in prices and terms less favorable to the Bank than those that could be obtained by selling or otherwise disposing of securities pledged as Collateral in a single transaction to a single purchaser and (y) agrees and acknowledges that no method of sale or other disposition of securities pledged as Collateral shall be deemed commercially unreasonable because of any action taken or not taken by the Bank to comply with such restrictions.

(d)    In addition to the rights and remedies specified in this Section 7.02 (subject to clause (c) above), the Bank shall have all of the rights and remedies with respect to the Collateral of a “secured party” under the UCC (whether or not the UCC is in effect in the jurisdiction where any rights and remedies under this Agreement may be asserted).

(e)    If there is any inconsistency between this Agreement and the Account Control Agreement with respect to the rights and remedies of the Bank, this Agreement shall govern.

ARTICLE VIII MISCELLANEOUS

SECTION 8.01.    Confidentiality. The Bank agrees that it shall maintain the confidentiality of any Confidential Information received from the Borrower or the Custodian, including without limitation the existence of any Eligible Securities and any Collateral and other credit support and documentation related thereto and agrees not to disclose such information to any person for any reason except (i) to the Custodian, as applicable, and Representatives of the Bank or the Custodian to the extent any such Person has a need to know such Confidential Information (it being understood that the Persons to whom such disclosure is made will first be informed of the confidential nature of such Confidential Information and instructed to keep such Confidential Information confidential); (ii) as required or requested by any Law or by any Governmental Authority; (iii) in connection with an examination, audit or similar investigation undertaken by a Governmental Authority or the Bank’s auditors; (iv) in connection with the exercise of any remedies hereunder or under any other Margin Loan Document or any suit, action or proceeding relating to this Agreement or any other Margin Loan Document or the enforcement of rights hereunder or thereunder; (v) subject to an agreement containing provisions substantially the same as those of this Section 8.01, to (A) any assignee of or participant in, or any prospective assignee of or participant in, any of its rights or obligations under this Agreement or (B) any actual or prospective counterparty (or its advisors) to any swap or derivative transaction relating to the Borrower and its obligations; (vi) with the prior written consent of the Borrower; or (vii) to the extent such Confidential Information (A) becomes publicly available other than as a result of a breach of this Section 8.01 or (B) becomes available to the Bank on a non-confidential basis from a source other than the Borrower or any of its Representatives. Notwithstanding anything to the contrary in this Section 8.01, the Bank is hereby permitted to disclose to a U.S. Federal Reserve Bank any information necessary to effect an assignment or pledge of its rights under this Agreement or any other Margin Loan Document to such U.S. Federal Reserve Bank, as contemplated by Section 8.06 of this Agreement.

SECTION 8.02.    Right of Setoff. If an Event of Default shall have occurred and be continuing, the Bank and each of its Affiliates are hereby authorized at any time and from time to time, to the fullest extent permitted by applicable Law, to set off and apply any and all deposits (general or special, time or demand, provisional or final, in whatever currency) at any time held and other obligations (in whatever currency) at any time owing by the Bank or any such Affiliate to or for the credit or the account of the Borrower against any and all of the obligations of the Borrower now or hereafter existing under this Agreement or any other Margin Loan Document to the Bank, irrespective of whether or not the Bank shall have made any demand under this Agreement or any other Margin Loan Document and although such obligations of the Borrower may be contingent or unmatured or are owed to a branch or office holding such deposit or obligation on such indebtedness. The rights of the Bank and its Affiliates under this Section 8.02 are in addition to other rights and remedies (including the right of setoff) that the Bank or its Affiliates may have. The Bank agrees to notify the Borrower promptly after any such setoff and application, provided that the failure to give such notice shall not affect the validity of such setoff and application.

SECTION 8.03. Netting Contract. It is understood that this Agreement constitutes a “netting contract” as defined in and subject to Title IV of FDICIA and each payment entitlement and payment obligation hereunder shall constitute a “covered contractual payment entitlement” or “covered contractual payment obligation”, respectively, as defined in and subject to FDICIA (except insofar as the Borrower is not a “financial institution” as that term is defined in FDICIA).

SECTION 8.04. Notices. Except as otherwise provided herein, all notices and other communications by the Bank and the Borrower hereunder shall be in writing (including, without limitation, notice by email) and shall be given to the relevant party at its address or email address set out in Annex B, or such other address or email address as such party may hereafter specify by notice to the other party, given by courier, by United States certified or registered mail, by email or by other telecommunications device capable of creating a written record of such notice and its receipt.

SECTION 8.05. Governing Law. This Agreement shall be governed by and construed in accordance with the law of the State of New York. Each of the parties hereto hereby submits to the exclusive jurisdiction of the United States District Court for the Southern District of New York and of any New York State court sitting in the Borough of Manhattan in New York City for purposes of all legal proceedings arising out of or relating to this Agreement or the transactions contemplated hereby and to the jurisdiction of any other court located elsewhere as the Bank may select to enforce any judgment hereunder. Each of the parties hereto hereby irrevocably waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of the venue of any such proceeding brought in such a court and any claim that any such proceeding brought in such a court has been brought in an inconvenient forum. EACH OF THE PARTIES WAIVES THE RIGHT TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING BASED UPON, ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

SECTION 8.06. Binding Effect; Assignment.

(a) This Agreement and any Margin Loans made hereunder shall be binding upon and shall inure to the benefit of the parties and their respective successors and permitted assigns. The rights and obligations of the parties under this Agreement and under any Margin Loan made hereunder shall not be assigned by either party without the prior written consent of the other party, and any such assignment without the prior written consent of the other party shall be null and void.

(b) Notwithstanding the foregoing, the Bank may at any time assign to one or more banks or other financial institutions (each, an “Assignee”) all or any pro rata portion of its rights and obligations under this Agreement and any Margin Loan, and any such Assignee shall assume such rights and obligations, pursuant to an Assignment and Assumption Agreement in the form approved by the Bank and executed by such Assignee and the Bank, with (and subject to) the subscribed consent of the Borrower, which shall not be unreasonably withheld or delayed; provided, however, that (i) if any such Assignee is an Affiliate of the Bank, no consent shall be required so long as such Assignee is a United States person (as defined in Section 7701(a)(30) of the Code), (ii) if any Event of Default under this Agreement has occurred and is continuing, no consent of the Borrower to such assignment shall be required and (iii) such Assignment and Assumption shall be delivered to the Borrower for recording in the Register.

(c) The Borrower shall maintain a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Bank, and the commitment amounts of, and principal amounts of Margin Loans (and related interest) owing to, each Bank pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive absent manifest error, and the Borrower and the Bank shall treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Bank and the owner of the amounts owing to it under the Margin Loan Documents as reflected in the Register for all purposes of the Margin Loan Documents, notwithstanding notice to the contrary. The Register shall be available for inspection by the Bank at any reasonable time and from time to time upon reasonable prior notice.

(d) The Bank (including its successors and permitted assigns) may, without regard to the foregoing restrictions on assignment contained in this Section 8.06, assign all or any pro rata portion of its rights under this Agreement to a U.S. Federal Reserve Bank, provided that no such assignment shall release the Bank from any of its obligations hereunder.

(e) The Bank may at any time, without the consent of, or notice to the Borrower, sell participations to any Person (other than the Borrower or any of its Affiliates) in all or a portion of the Bank’s rights and obligations under this Agreement; provided that no such sale of a participation shall release the Bank from any of its obligations hereunder. If the Bank sells a participation, it shall, acting solely for this purpose as a non-fiduciary agent of the Borrower, maintain a register on which it enters the name and address of each participant and the principal amounts (and stated interest) of each participant’s interest in the Margin Loans or other obligations under this Agreement (the “Participant Register”); provided further that the Bank shall have no obligation to disclose all or any portion of the Participant Register (including the identity of any participant or any information relating to a participant’s interest in any commitments, Margin Loans or its other obligations under any Margin Loan Document) to any Person except to the extent that such disclosure is necessary to establish that such commitment, Margin Loan or other obligation is in registered form under Section 5f.103-1(c) of the United States Treasury Regulations, or is otherwise required thereunder. The entries in the Participant Register shall be conclusive absent manifest error, and each Person whose name is recorded in the Participant Register shall be treated as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary.

SECTION 8.07.    Integration of Terms. This Agreement, the Account Control Agreement and each Extension Amendment contain the entire Agreement between the parties with respect to the subject matter hereof and supersede all prior or contemporaneous agreements or understandings, whether written or oral, with respect thereto.

SECTION 8.08.    No Oral Amendment. This Agreement may be amended or otherwise modified or supplemented only by an instrument in writing (including an Extension Amendment) executed by the parties hereto.

SECTION 8.09.    Counterparts. This Agreement may be executed by the Borrower and the Bank in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument. Delivery of an executed signature page of this Agreement by email or facsimile transmission shall be effective as delivery of a manually executed counterpart hereof.

SECTION 8.10.    Patriot Act. The Bank hereby notifies the Borrower that, pursuant to the requirements of the Patriot Act, it is required to obtain, verify, and record information that identifies the Borrower, which information includes the name and address of the Borrower and other information that will allow the Bank to identify the Borrower in accordance with the Patriot Act.

SECTION 8.11.    Cost and Expenses; Indemnification. The Borrower agrees to pay to the Bank, and any other holder of any Secured Obligations outstanding hereunder, all documented costs and expenses reasonably incurred or paid by the Bank or any such holder, including reasonable and documented attorneys’ fees and disbursements and court costs, in connection with the transactions contemplated by this Agreement, including, without limitation, in connection with any Default or Event of Default hereunder or in connection with the enforcement of any of the Margin Loan Documents (including all such costs and expenses incurred in connection with any proceeding under the Bankruptcy Code or any similar laws involving the Borrower as a debtor thereunder) or the protection of any of the Bank’s rights thereunder. The Borrower further agrees to indemnify the Bank and its Affiliates, and their respective Representatives (each such Person being called an “Indemnitee”) against all losses, claims, damages, penalties, judgments, liabilities and expenses (including, without limitation, all reasonable and documented fees and disbursements of counsel for any such Indemnitee and all reasonable and documented expenses of litigation or preparation therefor, whether or not the Indemnitee is a party thereto, or any settlement arrangement arising from or relating to any such litigation) which any of them may pay or incur arising out of or relating to any Margin Loan Document or any of the transactions contemplated thereby or the direct or indirect application or proposed application of the proceeds of any Margin Loan, other than those which arise from the gross negligence or willful misconduct of the party claiming indemnification or its related parties or the material breach by the Bank of its obligations thereunder. The Borrower, upon demand by the Bank, shall reimburse the Bank for any legal or other expenses (including, without limitation, all reasonable and documented fees and disbursements of counsel for any such Indemnitee) incurred in connection with investigating or defending against any of the foregoing (including any settlement costs relating to the foregoing) except if the same is directly due to the gross negligence or willful misconduct of the party to be indemnified. To the extent permitted by applicable Law, the Borrower shall not assert, and hereby waives, any claim against any Indemnitee, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement or the other Margin Loan Documents or any agreement or instrument contemplated hereby or thereby, the transactions contemplated hereby or thereby, any Margin Loan or the payment of the Secured Obligations and use of the proceeds thereof. The obligations of the Borrower under this Section shall survive the payment of the Secured Obligations and the termination of this Agreement. This Section 8.11 shall not apply with respect to Taxes other than any Taxes that represent losses, claims, damages or other expenses arising from any non-Tax claim.

SECTION 8.12. Headings. Section headings used in this Agreement are for reference only and shall not affect the construction of this Agreement.

SECTION 8.13. Severability of Provisions. Any provision of any Margin Loan Document which is unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such unenforceability without invalidating the remaining provisions hereof or affecting the validity or enforceability of such provision in any other jurisdiction.

SECTION 8.14. No Waiver; Remedies Cumulative. No failure on the part of the Bank to exercise, and no delay in exercising, any right, remedy or power hereunder or under any other Margin Loan Document shall preclude any other or future exercise thereof, or the exercise of any other right, remedy or power. Each right and remedy provided herein or in any other Margin Loan Document is cumulative and not exclusive of any other right, remedy or power and may be exercised by the Bank at any time and from time to time.

SECTION 8.15. Limitation on Liability. Notwithstanding anything to the contrary contained in the Margin Loan Documents (a) neither any of the members of the managing body or trustees of the Borrower (collectively, the “Members”) nor any shareholders or other equity holders of the Borrower (collectively, the “Shareholders”) nor any managers or officers of the Borrower (collectively, the “Officers”) shall have any personal liability whatsoever to the Bank under any of the Margin Loan Documents, (b) the Bank shall look solely to the assets of the Fund allocable to the Borrower for the payment of any debt, damage, judgment or decree, or for any money that may otherwise become due or payable to any of them by the Borrower under any of the Margin Loan Documents, and (c) all dealings, undertakings and obligations of the Members, the Shareholders or the Officers under the Margin Loan Documents shall be deemed to have been made subject to the foregoing limitations; provided however that nothing contained herein shall limit, restrict, prevent or otherwise prohibit the Bank from pursuing any claim or cause of action which it may now or hereafter have against any Member, Shareholder or Officer for fraud or misappropriation of funds or assets. A copy of the Fund’s declaration of trust is on file with the Secretary of State of the Commonwealth of Massachusetts, and notice is hereby given that obligations of the Borrower hereunder shall not be binding upon any of the shareholders, trustees, officers, employees or agents of the Borrower, personally, but shall bind only the trust property of the Fund allocable to the Borrower, as provided in the declaration of trust of the Fund. The execution and delivery of this Agreement have been authorized by the trustees of the Borrower and signed by an officer of the Borrower, acting as such, and neither such authorization by such trustees nor such execution and delivery by such officer shall be deemed to have been made by any of them individually or to impose any liability on any of them personally, but shall bind only the trust property of the Fund allocable to the Borrower as provided in the declaration of trust of the Fund.

[Signature page follows]

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the date first above written.

Borrower:

HIGHLAND FUNDS II, on behalf of Highland Energy MLP Fund

By:	/s/ Frank Waterhouse
Name:	Frank Waterhouse
Title:	Treasurer

Bank:

THE BANK OF NEW YORK MELLON

By:	/s/ Stephen C. Brennan
Name:	Stephen C. Brennan
Title:	Managing Partner

ANNEX A

Certain Definitions

“Acceleration” shall have the meaning specified in Section 7.01.

“Account Control Agreement” means the Special Custody Agreement among the Borrower, Bank, and Custodian, dated as of March 2, 2016.

“Act of Insolvency” means, with respect to the Borrower, (i) the commencement by the Borrower as debtor of any case or proceeding under any bankruptcy, insolvency, reorganization, liquidation, moratorium, dissolution, delinquency or similar law, or the Borrower seeking the appointment or election of a receiver, conservator, collateral agent, custodian or similar official for itself or any substantial part of its Property, or the convening of any meeting of creditors for purposes of commencing any such case or proceeding or seeking such an appointment or election; (ii) the failure to pay, to become unable, or admit in writing its inability, to pay its debts generally as they become due; (iii) an assignment for the benefit of creditors; (iv) the institution by a third party of any proceeding seeking to have entered against the Borrower an order for relief under the Bankruptcy Code or other similar insolvency laws, to adjudicate it insolvent, or seeking dissolution, winding up, liquidation, reorganization, arrangement, adjustment or composition of it or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors; (v) the commencement of any such case or proceeding against the Borrower, or any third party seeking the appointment or election of a receiver, conservator, collateral agent, custodian or similar official for the Borrower or any substantial part of the Borrower’s Property; (vi) a determination made by the U.S. Secretary of the Treasury pursuant to Section 203(b) of Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 which, in any of the matters described in parts (iv) and (v), (A) is consented to or not timely contested by the Borrower, (B) results in the entry of an order for relief, such an appointment or election, the issuance of such a protective decree or the entry of an order having a similar effect, or (C) is not dismissed within 15 days; or (vii) the taking of any corporate, partnership (or equivalent) action in furtherance of any matter described in parts (i) through (v) above.

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person. For purposes of this definition, “control” means the power to direct the management and policies of such Person, directly or indirectly, whether through ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing. For purposes of Section 5.01(m), Affiliate shall have the meaning set forth in Section 223.2 of Regulation W of the Federal Reserve.

“Aggregate Collateral Value” means at any time of determination, the sum of the Collateral Values of all Eligible Collateral then credited to the Collateral Account that is subject to a Lien and security interest in favor of the Bank as provided herein.

“Aggregate Outstanding Amount” means at any time of determination, the aggregate outstanding principal amount of all then-outstanding Margin Loans.

“Agreement” has the meaning specified in the preamble.

“Alternative Base Rate” means, for any day, a rate per annum equal to the greater of (i) the Federal Funds Effective Rate in effect on such day plus 0.50% and (ii) the Prime Rate in effect on such day.

“Annual Financial Statements” has the meaning specified in Section 6.03(a).

“Anti-Money Laundering Laws” has the meaning specified in Section 5.01(i).

“Assignee” has the meaning specified in Section 8.06(b).

“Bank” has the meaning specified in the preamble.

“Bankruptcy Code” means Title 11 of the United States Code entitled “Bankruptcy”, as now and hereafter in effect, or any successor statute.

“Borrower” has the meaning specified in the preamble.

“Borrowing Date” has the meaning specified in Section 1.02(a).

“Borrowing Notice” has the meaning specified in Section 1.02(a).

“Business Day” means any day, other than a Saturday or Sunday or other day on which commercial banks in New York City are authorized or required by law to close, and, in the case of determinations and payments relating to LIBOR, which is also a day on which commercial banks are open for international business (including dealings in deposits in U.S. Dollars) in London, England.

“Change in Control” means, with respect to the Investment Manager, (i) the approval by the directors, shareholders or managers of the Investment Manager of a merger or consolidation of the Investment Manager with any other corporation or entity (other than an Affiliate of the Investment Manager); (ii) the approval by the directors, shareholders or managers of the Investment Manager of a plan of complete liquidation of the Investment Manager or an agreement for the sale or disposition by the Investment Manager of all or substantially all of its assets (other than sales of assets in the ordinary course of business and dispositions of assets to an Affiliate of the Investment Manager); or (iii) a change in the composition of the board of directors or managers of the Investment Manager, as a result of which fewer than a majority of the then-acting directors or managers were (A) directors or managers of the Investment Manager as of the date of this Agreement or (B) elected, or nominated for election, to the board of directors with the affirmative votes of at least a majority of the directors or managers as of the date of this Agreement.

“Change in Law” means the occurrence, after the date of this Agreement, of any of the following: (a) the adoption or taking effect of any Law, (b) any change in any Law or in the administration, interpretation or application thereof by any Governmental Authority or (c) the making or issuance of any request, guideline or directive (whether or not having the force of Law) by any Governmental Authority.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collateral” means the Collateral Account and any Property, including all Eligible Collateral, from time to time credited thereto.

“Collateral Account” means the “Special Custody Account” as defined in the Account Control Agreement.

“Collateral Report” has the meaning specified in Section 7.01(x).

“Collateral Value” means, at any time, with respect to any item of Eligible Collateral then credited to the Collateral Account and subject to a Lien and security interest in favor of the Bank as provided herein, the market value of such Eligible Collateral at the close of business on the previous Business Day, as determined by the Bank, divided by the applicable Margin.

“Commitment Fee” has the meaning specified in Section 2.03.

“Commitment Fee Payment Date” means the last day of each fiscal quarter, commencing on the first such date to occur after the Effective Date; provided, however, that if such day is not a Business Day, then the Commitment Fee Payment Date for such quarter shall be advanced to the immediately preceding day that is a Business Day.

“Commitment Fee Rate” means (a) for each day from and including the Effective Date to but excluding the earlier to occur of (x) the Original Maturity Date and (y) the “Extension Effective Date” defined in the initial Extension Amendment executed by the Borrower and the Bank, 0.40% and (b) for each day from and including the “Extension Effective Date” defined in the most recent Extension Amendment executed by the Borrower and the Bank to but excluding the “New Maturity Date” specified in such Extension Amendment, the “New Commitment Fee Rate” specified in such Extension Amendment.

“Confidential Information” means (a) any confidential information relating to the Borrower, a Margin Loan, any Collateral, this Agreement or any Extension Amendment that is disclosed to the Bank or its Representatives by or on behalf of the Borrower (whether prepared or communicated by the Borrower, its Representatives or otherwise), and (b) any Work Product using any of the information described in clause (a) above, but excludes (i) information that was, is or becomes generally available to the public other than as a result of a disclosure by the Bank or any of its Representatives in breach of this Agreement and (ii) information that was within the possession of the Bank or any of its Representatives prior to being furnished to the Bank or its Representatives pursuant hereto or is lawfully obtained by the Bank or any of its Representatives thereafter from a source that, in each case, as far as the Bank or such Representatives are aware, is not, by virtue of such disclosure, in breach of any obligation of confidentiality of such source with respect to such information.

“Custodian” means State Street Bank and Trust Company, as custodian under the Account Control Agreement.

“Custodian Agreement” has the meaning specified in the Account Control Agreement.

“Default” means a condition or event that, after notice or lapse of time or both, would constitute an Event of Default.

“Default Rate” means, for any day during the period in which the Default Rate is applicable, the rate per annum equal to the sum of 2.00% and the greater of (i) the sum of (x) LIBOR for the Interest Period containing such day and (y) the applicable Spread and (ii) the Alternative Base Rate; provided, however, that after the Maturity Date, the Default Rate shall be the rate per annum equal to the sum of 2.00% and the Alternative Base Rate. Such rate shall be computed on the basis of a 360-day year for the actual number of days the Default Rate is applicable.

“Effective Date” has the meaning specified in the preamble.

“Eligible Collateral” means Eligible Securities. At no time shall cash be Eligible Collateral.

“Eligible Securities” means, at any time, all of the securities identified on the then-applicable Schedule 1; provided, however, that Eligible Securities shall not include:

(a) any securities issued by (i) The Bank of New York Mellon Corp.; (ii) any “affiliate” of the Bank, as such term is defined in Section 23A of the Federal Reserve Act of 1913, as amended, or as such term is defined in Rule 144 under the Securities Act of 1933, as amended (“Rule 144”); (iii) the Borrower; or (iv) any “affiliate” of the Borrower, as such term is defined under Rule 144;

(b) any “restricted security” within the meaning of Rule 144;

(c) securities subject to any other restriction set forth in Schedule 1 hereto; or

(d) as of any date, securities that (i) mature or (ii) will be redeemed or tendered; in each case, within seven (7) calendar days of such date.

“Entity” has the meaning specified in Section 5.01(j).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, when used with respect to a Plan, ERISA, the PBGC or a provision of the Code pertaining to employee benefit plans, any Person that is a member of any group of organizations within the meaning of Sections 414(b), (c), (m) or (o) of the Code of which the Borrower is a member.

“Event of Default” has the meaning specified in Section 7.01.

“Excess Collateral Value” means, at any time of determination, the amount by which the Aggregate Collateral Value at such time exceeds the Aggregate Outstanding Amount at such time.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Security” means (i) any equity security referenced by Section 13(d)(1) of the Exchange Act and (ii) any option to purchase, or security convertible or exchangeable into, representing or carrying a warrant or right to subscribe to, or otherwise representing a right to acquire, any security described in clause (i).

“Extension Amendment” means an amendment to this Agreement substantially in the form attached hereto as Exhibit A.

“FDICIA” means the Federal Deposit Insurance Corporation Improvement Act of 1991, as amended.

“Federal Funds Effective Rate” means, for any day, the rate per annum (rounded, if necessary, to the next greater 1/100 of 1.00%) equal to (a) the weighted average of the rates for transactions in U.S. Dollar Federal funds as published the next succeeding Business Day on the FEDFUNDS Page or (b) if the rate referred to in clause (a) does not appear on the FEDFUNDS Page or is not so published by 3:00 p.m., New York City time, on such day, the rate for transactions in overnight U.S. Dollar Federal funds as published on the next succeeding Business Day in Federal Reserve Publication H.15 (519) under the caption “Federal Funds (Effective),” or (c) if the rate referred to in clause (b) is not so published by 3:00 p.m., New York City time, the rate calculated by the Bank as the arithmetic mean of the weighted average rate for transactions in overnight U.S. Dollar Federal funds arranged by four leading brokers in New York City, selected by the Bank on the next succeeding Business Day. In the event the information required to calculate the Federal Funds Effective Rate is not available on a given Business Day, the Federal Funds Effective Rate for such Business Day shall be deemed to be the Federal Funds Effective Rate for the preceding Business Day.

“Federal Reserve” has the meaning specified in Section 1.03.

“FEDFUNDS Page” means the display designated as “FEDFUNDS Page” on the Reuters Service (or such other page as may replace the FEDFUNDS Page on that service).

“Financial Contract Liabilities” means, with respect to each Borrower at any time, the liability of such Borrower in respect of each Financial Contract of such Borrower.

“Financial Contracts” means (a) any rate, basis, commodity, currency, debt, equity or other swap or swaption, (b) any put, cap, collar or floor agreement, (c) any rate, basis, commodity, currency, debt, equity or other futures or forward agreement, (d) any rate, basis, commodity, currency, debt, equity or other option, (e) any derivative, (f) any financial instrument whose value is derived from the value of something else, (g) any contract under which the parties agree to payments between or among them based upon the value of an underlying asset or other data at a particular point or points in time, (h) any “swap agreement” within the meaning of Section 101(53B) of the Bankruptcy Code of the United States, (i) any foreign currency contract, repurchase agreement, reverse repurchase agreement, dollar roll, credit-linked note, indexed security, collateralized debt obligation, firm or standby commitment agreement, securities lending agreement, or when-issued contract, and (j) any other similar arrangement.

“Fund” has the meaning specified in the preamble.

“Fundamental Policies” means, collectively, (i) the policies and objectives for, and limits and restrictions on, investing by the Borrower set forth in its prospectus as in effect on the Effective Date and which may be changed only by a vote of a majority of the Borrower’s outstanding voting securities (as defined in Section 2(a)(42) of the Investment Company Act), and (ii) all policies limiting the incurrence of indebtedness by the Borrower set forth in its prospectus as in effect on the Effective Date.

“GAAP” means generally accepted accounting principles set forth from time to time in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board (or agencies with similar functions of comparable stature and authority within the U.S. accounting profession), which are applicable to the circumstances as of the date of determination.

“Governmental Authority” means, with respect to any Person, the government of the United States or any other nation, or of any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including any supra-national bodies) having jurisdiction or authority over such Person.

“Indebtedness” of any Person means, without duplication, (a) all obligations of such Person for borrowed money, (b) all obligations of such Person evidenced by or otherwise in respect of bonds, debentures, notes or similar instruments, (c) all obligations of such Person upon which interest charges are customarily paid, (d) all obligations of such Person under conditional sale or other title retention agreements relating to property acquired by such Person, (e) all obligations of such Person in respect of the deferred purchase price of property or services (excluding current accounts payable incurred in the ordinary course of business), (f) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such Person, whether or not the Indebtedness secured thereby has been assumed, (g) all obligations, contingent or otherwise, of such Person as an account party in respect of letters of credit and letters of guaranty, (h) all obligations, contingent or otherwise, of such Person in respect of bankers’ acceptances, (i) all Financial Contract Liabilities of such Person, (j) all obligations of such Person in respect of Senior Securities Representing Indebtedness, and (k) all guarantees by such Person of any of the foregoing. The Indebtedness of any Person shall include the Indebtedness of any other entity (including any partnership in which such Person is a general partner) to the extent such Person is liable therefor as a result of such Person’s ownership interest in or other relationship with such entity, except to the extent the terms of such Indebtedness provide that such Person is not liable therefor.

“Indemnitee” has the meaning specified in Section 8.11.

“Interest Payment Date” means the 2nd day of each month, commencing on the first such date to occur after the Borrowing Date; provided, however, that if such day is not a Business Day, then the Interest Payment Date for such month shall be postponed to the next day that is a Business Day, except that, if the next Business Day falls in the next calendar month, then the Interest Payment Date for such month shall be advanced to the immediately preceding day that is a Business Day.

“Interest Period” means, with respect to a Margin Loan, (a) the period commencing on the Borrowing Date applicable to such Margin Loan and ending on the next Interest Payment Date and (b) each subsequent period beginning on the date of expiration of the then current Interest Period and ending on the next Interest Payment Date.

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“Investment Manager” means Highland Capital Management Fund Advisors, L.P., a limited partnership organized under the laws of Delaware.

“Law” means, with respect to any Person, collectively, all international, foreign, U.S. federal, state and local statutes, treaties, rules, guidelines, regulations, ordinances, codes and administrative or judicial precedents or authorities, including the interpretation or administration thereof applicable to such Person, and all applicable administrative orders, directed duties, requests, licenses, authorizations, requirements and permits of, and agreements with, any Governmental Authority, in each case whether or not having the force of law.

“LIBOR” with respect to any Interest Period (or other period determined by the Bank with respect to any overdue amount) means the per annum rate for deposits in U.S. Dollars for a term coextensive with such Interest Period (or other period) and for an amount substantially equal to the outstanding amount of the applicable Margin Loan which appears on Reuters Screen LIBOR01 Page as of 11:00 a.m., London time, on the day that is two (2) Business Days preceding the first day of such Interest Period (or other period). For purposes of the preceding sentence, LIBOR for any Interest Period (or other period) of a length for which rates do not appear on Reuters Screen LIBOR01 Page shall be determined through the use of straight line interpolation by reference to two LIBOR rates appearing on Reuters Screen LIBOR01 Page, one of which shall be the rate for the period of time next shorter than the length of the Interest Period (or other period) and the other of which shall be the rate for the period of time next longer than the length of the Interest Period (or other period). If no such rate appears on Reuters Screen LIBOR01 Page, LIBOR shall mean the per annum rate determined by the Bank on the basis of the rates at which deposits in U.S. Dollars for a term coextensive with such Interest Period (or other period) and in an amount approximately equal to the principal amount of the Margin Loan or overdue amount are offered by four major banks in the London interbank market, selected by the Bank, at approximately 11:00 a.m., London time, on the day that is two (2) Business Days preceding the first day of such Interest Period (or other period). If at least two such quotations are provided, LIBOR for such Interest Period (or other period) shall be the arithmetic mean of the quotations. If fewer than two quotations are provided as requested, LIBOR for such Interest

Period (or other period) shall be the arithmetic mean of the per annum rates quoted by major banks in New York City, selected by the Bank, at approximately 11:00 a.m., New York City time, on such day for loans in U.S. Dollars to leading European banks for a term coextensive with such Interest Period (or other period) and in an amount approximately equal to the principal amount of the Margin Loan or overdue amount. If such rate is not available at such time for any reason, then the rate for that Interest Period (or other period) will be determined by such alternate method as reasonably selected by the Bank. The Bank’s determination of LIBOR shall be conclusive and binding except in the case of manifest error.

“Lien” means any mortgage, pledge, hypothecation, assignment, deposit arrangement, security interest, encumbrance, lien (statutory or otherwise), preference, priority or charge of any kind (including any conditional sale or other title retention agreement, any financing or similar statement, or notice filed under the UCC or other similar recording or notice statute, and any lease in the nature thereof).

“Mandatory Prepayment” has the meaning specified in Section 2.05(b).

“Margin” means, with respect to an item of Eligible Collateral at any time, the Margin specified for such item of Eligible Collateral in the then-applicable Schedule 1; provided that the Margin for any item of Eligible Collateral that is “margin stock” (as defined in Regulation U of the Federal Reserve) shall be no less than 200%.

“Margin Loan” has the meaning specified in Section 1.01(a).

“Margin Loan Commitment Amount” means (a) for each day from and including the Effective Date to but excluding the earlier to occur of (x) the Original Maturity Date and (y) the “Extension Effective Date” defined in the initial Extension Amendment executed by the Borrower and the Bank, U.S. $25,000,000 and (b) for each day from and including the “Extension Effective Date” defined in the most recent Extension Amendment executed by the Borrower and the Bank to but excluding the “New Maturity Date” specified in such Extension Amendment, the “New Margin Loan Commitment Amount” specified in such Extension Amendment.

“Margin Loan Documents” means this Agreement, any Extension Amendments, each Borrowing Notice, the Account Control Agreement and each other instrument or document delivered hereunder or thereunder or otherwise in connection herewith or therewith.

“Material Adverse Effect” means a material adverse effect on (a) the business, operations, affairs, financial condition or Property of the Borrower taken as a whole, (b) the ability of the Borrower to perform its obligations under any Margin Loan Document, (c) the validity or enforceability of any Margin Loan Document or (d) the rights and remedies of the Bank hereunder and thereunder.

“Maturity Date” means (a) March 1, 2017 (the “Original Maturity Date”) or (b) if the Borrower and the Bank have executed one or more Extension Amendments, the “New Maturity Date” specified in the most recent Extension Amendment executed by the Borrower and the Bank.

“Net Asset Value” means as of any date, all assets of the Borrower which in accordance with GAAP would be classified as assets upon a balance sheet of the Borrower prepared as of such date, minus all liabilities of the Borrower, which in accordance with GAAP would be classified as liabilities upon a balance sheet of the Borrower prepared as of such date.

“OFAC Event” has the meaning specified in Section 6.09(b).

“Optional Prepayment” has the meaning specified in Section 2.05(a).

“Original Maturity Date” has the meaning specified in the definition of Maturity Date.

“Participant Register” has the meaning specified in Section 8.06(e).

“Patriot Act” means the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)).

“PBGC” means the Pension Benefit Guaranty Corporation or any entity succeeding to any or all of its functions under ERISA.

“Permitted Indebtedness” means the Borrower will not issue, sell, create, incur, assume or suffer to exist any liability for Indebtedness, except:

(a) Indebtedness under the Margin Loan Documents;

(b) Indebtedness (other than Indebtedness for borrowed money) constituting Financial Contract Liabilities (1) incurred in the ordinary course of business, (2) permitted to be incurred in accordance with its Fundamental Policies, and (3) which, immediately after giving effect thereto and any simultaneous repayment of any other Indebtedness, would not cause such Borrower to be in Default under Section 7.01(e); and

(c) Indebtedness to its Custodian incurred for the purposes of clearing and settling purchases and sales by such Borrower of securities, (1) for temporary or emergency purposes of such Borrower, or (2) related to any foreign exchange transactions to which such Borrower is a party.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, trust, unincorporated organization or government or any agency or political subdivision thereof.

“Plan” means an employee benefit plan, other than a Multiemployer Plan, (i) which is maintained for employees of the Borrower or any ERISA Affiliate and which is subject to Title IV of ERISA or (ii) with respect to which the Borrower or any ERISA Affiliate could be subjected to any liability under Title IV of ERISA (including Section 4069 of ERISA). Without limitation on the foregoing, the term “Plan” includes any employee benefit plan for which the Borrower may have any liability arising from the joint and several liability provisions of Title IV of ERISA, from the maintenance or participation in any such plan by the Borrower, as a result of the Borrower being the successor in interest to any person maintaining or participating in any such plan or otherwise.

“Prepayment Breakage Amount” means, with respect to Section 2.08, such loss (other than lost profits), cost or expense to the Bank including, but not limited to, the amount determined by the Bank to be the excess, if any, of (i) the amount of interest that would have accrued on the principal amount of such Margin Loan had such event not occurred (based on the interest rate (excluding Spread) that would have been applicable to such Margin Loan and the time remaining to maturity from the date on which such event occurred), over (ii) the amount of interest that would accrue on such principal amount for such period at the interest rate that major financial institutions are bidding in the interbank market, at the commencement of such period, for deposits in U.S. Dollars of a comparable amount and period from other banks in the market.

“Prepayment Date” means the specified date of prepayment in the applicable Prepayment Notice.

“Prepayment Notice” means a notice of an Optional Prepayment specifying (i) the date of prepayment; (ii) the Margin Loan(s) to be prepaid (provided that a Prepayment Notice that does not specify the Margin Loan(s) to be prepaid shall be deemed to instruct the Bank to determine, in its sole discretion, which Margin Loan(s) shall be prepaid); (iii) the principal amount(s) of such Margin Loan(s) to be prepaid; and (iv) the total amount of the prepayment (the “Prepayment Amount”). For purposes of this definition, the Prepayment Amount shall include (i) the principal amount of any Margin Loan to be prepaid, (ii) any accrued and unpaid interest thereon and (iii) any amount payable pursuant to Section 2.08.

“Prime Rate” means, for any day, the prime commercial lending rate of the Bank as publicly announced to be in effect from time to time, such rate to be adjusted automatically, without notice, on the effective date of any change.

“Prohibited Transaction” means a transaction that is prohibited under Section 4975 of the Code or Section 406 of ERISA and not exempt under Section 4975 of the Code or Section 408 of ERISA.

“Property” means any interest in any kind of property or asset, whether real, personal, or mixed, or tangible or intangible.

“Register” has the meaning specified in Section 8.06(c).

“Representatives” means, with respect to any Person, its Affiliates and the directors, officers, employees, agents, advisors, counsel and auditors of such Person and of such Person’s Affiliates.

“Responsible Officer” means, with respect to any Person, the chief executive officer, president, chief financial officer, controller, assistant controller, treasurer or assistant treasurer of such Person.

“Sanctioned Country” has the meaning specified in Section 5.01(j).

“Sanctioned Entity” has the meaning specified in Section 5.01(j).

“Sanctions” has the meaning specified in Section 5.01(j).

“SEC” means the U.S. Securities and Exchange Commission.

“Section 12” has the meaning specified in Section 7.02(c).

“Secured Obligations” has the meaning specified in Section 4.01.

“Senior Security Representing Indebtedness” has the meaning set forth in the first sentence of Section 18(g) of the Investment Company Act.

“Spread” means (a) for each day from and including the Effective Date to but excluding the earlier to occur of (x) the Original Maturity Date and (y) the “Extension Effective Date” defined in the initial Extension Amendment executed by the Borrower and the Bank, 1.10% per annum and (b) for each day from and including the “Extension Effective Date” defined in the most recent Extension Amendment executed by the Borrower and the Bank to but excluding the “New Maturity Date” specified in such Extension Amendment, a rate per annum equal to the “New Spread” specified in such Extension Amendment.

“Subsidiary” means, with respect to any Person, any other Person (a) more than 50% of whose outstanding shares or securities (representing the right to vote for the election of directors or other managing authority) are, or (b) which does not have outstanding shares or securities (as may be the case in a partnership, limited liability company, joint venture or unincorporated association), but more than 50% of whose ownership interest representing the right to make decisions for such other Person is, now or hereafter, owned or controlled, directly or indirectly, by such Person, but such other Person shall be deemed to be a Subsidiary only so long as such ownership or control exists.

“Tax Deduction” means a deduction or withholding for or on account of Taxes from a payment made by the Borrower to the Bank under this Agreement.

“Tax Payment” has the meaning set forth in Section 2.09(a).

“Taxes” means all present and future taxes, levies, imposts, deductions, withholdings, duties, filing and other fees or charges, other than taxes imposed on the overall net income of the Bank and franchise taxes imposed on the Bank in lieu of net income taxes.

“UCC” means the Uniform Commercial Code as now and hereafter in effect in the State of New York, or any successor statute.

“USD,” “U.S. Dollars” or “$” means the lawful currency of the United States of America.

“Work Product” means all memoranda, notes and other documents and analyses developed by the Bank or its Representatives based upon and containing information described in clause (a) but excluding information described in clauses (i) and (ii) of the definition of Confidential Information.

ANNEX B

Notice and Account Details

The Borrower or the Bank may update the notice and account details in this annex at any time by written notice to the other party.

Account Details:

As agreed in writing between the parties.

Notice Details

If to the Borrower:

Highland Capital Management Fund Advisors, L.P.	with a copy (not to constitute notice) to:
200 Crescent Court, Ste. 700 Dallas, TX 75201	Ropes & Gray LLP Prudential Tower, 800 Boylston Street
Attn: [ ]	Boston, MA 02199-3600
Telephone no.: [ ]	Attn: [ ]
Email: [ .com]	Telephone no.: [ ]
Email: [ .com]

If to the Bank:

The Bank of New York Mellon 101 Barclay Street New York, NY 10286
Attention: [ ]
Telephone no.: [ ]
Email: [ .com]

with a copy to:

The Bank of New York Mellon 225 Liberty Street New York, NY 10286
Attention: [ ]
Telephone no.: [ ]
Email: [ .com]

If to the Custodian :

State Street Bank and Trust Company 1 Iron Street

B-1

Boston, Massachusetts 02110

Attention: [ ]
Facsimile: [ ]
Telephone: [ ]

B-2

SCHEDULE 1: Eligible Collateral and Margin

Categories	Margin Percentage
1.U.S. Exchange Listed Master Limited Partnership Securities	300%
2.U.S. Exchange Listed Equity Securities	300%
3.U.S. Exchange Listed Warrants	300%
4.U.S. Treasury Securities	105%
5.U.S. Issuer, Investment Grade Corporate Bonds	150%

Notwithstanding anything in the Agreement or this Schedule 1 to the contrary, “Eligible Collateral” shall not include: (1) equity securities or master limited partnership securities of any issuer to the extent they have an aggregate Collateral Value in excess of 15% of the Aggregate Outstanding Amount; (2) exchange listed warrants to the extent they have an aggregate Collateral Value in excess of 10% of the Aggregate Outstanding Amount; (3) U.S. Issuer, Investment Grade Corporate Bonds to the extent they have an aggregate Collateral Value in excess of 10% of the Aggregate Outstanding Amount; (4) any fixed-income securities with an issue size of less than U.S. $250,000,000; (5) the securities of any issuer to the extent the number of such securities exceeds 300% of the average daily trading volume of such securities over the 90 days prior to the purported delivery of such securities as Collateral; or (6) as of any date, securities that (a) mature or (b) will be redeemed or tendered; in each case, within seven (7) calendar days of such date.

Sch. 1-1

EXHIBIT A: FORM OF EXTENSION AMENDMENT

From:	Highland Funds II, on behalf of its series Highland Energy MLP Fund
c/o Highland Capital Management Fund Advisors, L.P. 200 Crescent Court, Ste. 700 Dallas, TX 75201
Attn: James Palmer
Facsimile no.: [ ]
To:	The Bank of New York Mellon
Re:	Extension Amendment
Date:	[ ]

In accordance with Section 1.01(b) of the Master Margin Loan Agreement dated as of [    ] between Highland Funds II, on behalf of its series Highland Energy MLP Fund (the “Borrower”) and The Bank of New York Mellon (the “Bank”), the Borrower hereby proposes to extend the Maturity Date and make such other adjustments as are specified herein. If the Bank accepts, then upon the Bank’s execution of this Extension Amendment (the date of such execution, the “Extension Effective Date”), the Maturity Date (the “Old Maturity Date”) shall be extended to the New Maturity Date specified below (the “New Maturity Date”) and the following terms [and the attached revised Schedule 1]1 shall apply for the period from and including the Extension Effective Date to but excluding the New Maturity Date.

New Maturity Date:	[	][2]
New Margin Loan Commitment Amount:	[	]
New Spread:	[	]
New Commitment Fee Rate:	[	]

If you accept the proposal set out above, please execute this Extension Amendment and return a copy to us.

Yours Sincerely
HIGHLAND FUNDS II, on behalf of Highland Energy MLP Fund
By:
Name:
Title:

Extension Amendment accepted and executed as of                            by

THE BANK OF NEW YORK MELLON

[1]	[Include only if Schedule 1 is being revised.]
[2]	[Insert a Business Day no more than 364 days from the Extension Effective Date.]

Exh. A-1

By:
Name:
Title:

Exh A.-2

EXHIBIT B: FORM OF BORROWING NOTICE

From:	Highland Funds II, on behalf of its series Highland Energy MLP Fund
c/o Highland Capital Management Fund Advisors, L.P. 200 Crescent Court, Ste. 700 Dallas, TX 75201
Attn: [ ]
Facsimile no.: [ ]
To:	The Bank of New York Mellon (“Bank”)
Re:	Borrowing Request
Date:	[ ]

In accordance with Section 1.02 of the Master Margin Loan Agreement dated as of March 2, 2016 between Highland Energy MLP Fund (“Borrower”) and Bank as lender, Borrower hereby irrevocably notifies Bank of its desire to receive a Margin Loan in the Principal Amount and on the Borrowing Date specified below.

Capitalized terms used in this Borrowing Request and not otherwise defined herein shall have the meaning ascribed thereto in the Margin Loan Agreement.

Principal Amount:

Borrowing Date:

Wire Instructions:

Executed by the Borrower as of the date specified above.

HIGHLAND FUNDS II, on behalf of Highland Energy MLP Fund

By:
Name:
Title: